ISSUER FREE WRITING PROSPECTUS No. 1286ZZ
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated August 2, 2011



Deutsche Bank AG Performance Securities
Linked to a Basket of Currencies Relative to the U.S. Dollar due on or about August 20, 2012

Investment Description

The Performance Securities Linked to a Basket of Currencies Relative to the U.S. Dollar (the "**securities**") are unsubordinated and unsecured debt obligations of Deutsche Bank AG, London Branch (the "**Issuer**") and provide exposure to the performance of an equally weighted basket of currencies consisting of the Australian dollar ("**AUD**"), the Canadian dollar ("**CAD**"), the Norwegian krone ("**NOK**") and the Swedish krona ("**SEK**") (each, a "**Basket Currency**" and together, the "**Basket**") relative to the U.S. dollar (the "**Reference Currency**"). If the Basket Return is positive, meaning that the Basket Currencies have, as a whole, strengthened against the U.S. dollar, Deutsche Bank AG will repay the full principal amount at maturity and pay a return equal to the Basket Return multiplied by the Participation Rate of between 150.00% and 180.00% (to be determined on the Trade Date). If the Basket Return is zero, Deutsche Bank AG will repay the full principal amount at maturity. If the Basket Return is negative, meaning that the Basket Currencies have, as a whole, weakened against the U.S. dollar, Deutsche Bank AG will repay less than the full principal amount at maturity, if anything, resulting in a loss on the principal amount that is proportionate to the percentage decline in the Basket but, in no case, will the Payment at Maturity be less than zero. **Investing in the securities involves significant risks. You may lose some or all of your principal amount. Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of the Issuer. If the Issuer were to default on its payment obligations, you may not receive any amounts owed to you under the securities and you could lose your entire investment.**

Features

❏ **Participation in Positive Basket Return:** If the Basket Return is positive, Deutsche Bank AG will repay the full principal amount at maturity and pay a return equal to the Basket Return multiplied by the Participation Rate of between 150.00% and 180.00% (to be determined on the Trade Date).

❏ **Full Downside Exposure:** If the Basket Return is negative, the Issuer will pay less than the full principal amount, if anything, resulting in a loss of principal to investors that is proportionate to the percentage decline in the Basket but, in no case, will the Payment at Maturity be less than zero. You may lose some or all of your principal amount. Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of the Issuer.

❏ **Diversification Opportunity:** The securities provide an opportunity to diversify your portfolio through exposure to the Basket Currencies.

Key Dates[1]

Trade Date	August 12, 2011
Settlement Date	August 17, 2011
Final Valuation Date[2]	August 15, 2012
Maturity Date[2]	August 20, 2012

[1] Expected.
[2] See page 3 for additional details.

NOTICE TO INVESTORS: THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES AT MATURITY, AND THE SECURITIES HAVE DOWNSIDE MARKET RISK SIMILAR TO THE BASKET. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF DEUTSCHE BANK AG. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER "KEY RISKS" BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND UNDER "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PRODUCT SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE SECURITIES.

Security Offering

We are offering Performance Securities Linked to a Basket of Currencies Relative to the U.S. Dollar. The return on the securities at maturity will depend upon the performance of the Basket Currencies relative to the U.S. dollar. The securities are unsubordinated and unsecured debt obligations of Deutsche Bank AG and are offered at a minimum investment of 100 securities at the price to public described below. The Basket Currency Starting Level for each Basket Currency and the Participation Rate will be set on the Trade Date.

Basket Currencies	Currency Weighting	Reference Currency	Participation Rate	CUSIP/ISIN
Australian dollar ("**AUD**")	1/4	USD	150.00% to 180.00%	25154W 100 / US25154W1009
Canadian dollar ("**CAD**")	1/4			
Norwegian krone ("**NOK**")	1/4			
Swedish krona ("**SEK**")	1/4			

See "Additional Terms Specific to the Securities" in this free writing prospectus. The securities will have the terms specified in the prospectus dated September 29, 2009, the prospectus supplement dated September 29, 2009, product supplement ZZ dated September 29, 2009, and this free writing prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this free writing prospectus, the accompanying prospectus, the prospectus supplement or product supplement ZZ. Any representation to the contrary is a criminal offense. The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public[1]	Max. Discounts and Commissions[1]	Min. Proceeds to Us
Per Security	$10.00	$0.20	$9.80
Total	$	$	$

[1] With respect to sales to certain fee-based advisory accounts for which UBS Financial Services Inc. is an investment adviser, UBS Financial Services Inc. will act as placement agent for such sales at an issue price of $9.80 per security and will not receive a sales commission. For more information about discounts and commissions, please see "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

UBS Financial Services Inc.   **Deutsche Bank Securities**

You should read this free writing prospectus, together with product supplement ZZ dated September 29, 2009, the prospectus supplement dated Septembaer 29, 2009 relating to our Series A global notes of which these securities are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

◆ Product supplement ZZ dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200317/d424b21.pdf

◆ Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

◆ Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Deutsche Bank AG has filed a registration statement (including the prospectus dated September 29, 2009, as supplemented by the prospectus supplement dated September 29, 2009, and the product supplement ZZ dated September 29, 2009) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest in the securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

References to "Deutsche Bank AG," "we," "our" and "us" refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this free writing prospectus, "securities" refers to the Deutsche Bank AG Performance Securities Linked to a Basket of Currencies Relative to the U.S. Dollar that are offered hereby, unless the context otherwise requires. This free writing prospectus, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

All references to "Performance Securities," "Basket Return" and "Currency Return" in this free writing prospectus shall be deemed to refer to "Securities," "Performance" and "Performance," respectively, as defined in the accompanying product supplement.

The securities may be suitable for you if:

◆ You fully understand the risks inherent in an investment in the securities, including the risk of loss of your entire initial investment.

◆ You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that has the same downside market risk as the Basket.

◆ You seek an investment with a return linked to the performance of the Australian dollar, the Canadian dollar, the Norwegian krone and the Swedish krona, relative to the U.S. dollar, and you believe that the Basket Currencies will strengthen relative to the U.S. dollar over the term of the securities.

◆ You believe that the Basket will appreciate over the term of the securities and you are willing to invest in the securities if the Participation Rate is set equal to the bottom of the range indicated for the Participation Rate on the first page hereof (the actual Participation Rate will be set on the Trade Date).

◆ You can tolerate fluctuations in the price of the securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Basket.

◆ You do not seek current income from your investment.

◆ You are willing to hold the securities, which have a term of 1 year, to maturity, and accept that there may be little or no secondary market for the securities.

◆ You are willing to assume the credit risk of Deutsche Bank AG for all payments under the securities, and understand that if Deutsche Bank AG defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The securities may *not* be suitable for you if:

◆ You do not fully understand the risks inherent in an investment in the securities, including the risk of loss of your entire initial investment.

◆ You require an investment designed to provide a full return of principal at maturity.

◆ You are not willing to make an investment that has the same downside market risk as an investment in the Basket and in which you could lose up to your entire initial investment.

◆ You do not seek an investment with a return linked to the performance of the Australian dollar, the Canadian dollar, the Norwegian krone and the Swedish krona relative to the U.S. dollar, or you believe that the Basket Currencies will weaken relative to the U.S. dollar over the term of the securities.

◆ You are unwilling to invest in the securities if the Participation Rate is set equal to the bottom of the range indicated for the Participation Rate on the first page hereof (the actual Participation Rate will be set on the Trade Date).

◆ You cannot tolerate fluctuations in the price of the securities prior to maturity that may be similar to or exceed the downside fluctuations in the level of the Basket.

◆ You seek current income from this investment.

◆ You are unable or unwilling to hold the securities, which have a term of 1 year, to maturity, or you seek an investment for which there will be an active secondary market.

◆ You are not willing to assume the credit risk of Deutsche Bank AG for all payments under the securities.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisers have carefully considered the suitability of an investment in the securities in light of your particular circumstances. You should also review carefully the "Key Risks" beginning on page 5 of this free writing prospectus and more detailed "Risk Factors" beginning on page 5 of the accompanying product supplement for risks related to an investment in the securities.

Indicative Terms

Issuer	Deutsche Bank AG, London Branch
Issue Price	$10.00 per security for brokerage account investors; $9.80 per security for advisory account investors (both subject to a minimum purchase of 100 securities)
Principal Amount	$10.00 per security. The payment at maturity will be based on the principal amount.
Currency of the Issue/Reference Currency	United States dollars
Term	1 year
Trade Date[1]	August 12, 2011
Settlement Date[1]	August 17, 2011
Final Valuation Date[1,2]	August 15, 2012
Maturity Date[1,2]	August 20, 2012
Basket	**Basket Currency** / **Currency Weighting** Australian dollar ("AUD") — 1/4 Canadian dollar ("CAD") — 1/4 Norwegian krone ("NOK") — 1/4 Swedish krona ("SEK") — 1/4
Participation Rate	150.00% to 180.00%. The actual Participation Rate will be determined on the Trade Date.
Payment at Maturity (per $10.00 principal amount of securities)	**If the Basket Ending Level is greater than the Basket Starting Level,** Deutsche Bank AG will pay you a cash payment per $10.00 principal amount of securities equal to: $10.00 + ($10.00 × Basket Return × Participation Rate) *Due to the Currency Return calculation, the maximum Basket Return is 100% resulting in an embedded maximum return on the securities.* **If the Basket Ending Level is equal to the Basket Starting Level,** Deutsche Bank AG will pay you a cash payment of $10.00 per $10.00 principal amount of securities. **If the Basket Ending Level is less than the Basket Starting Level,** Deutsche Bank AG will pay you less than the full principal amount, if anything, resulting in a loss of principal that is proportionate to the percentage decline in the level of the Basket reflected in the negative Basket Return and equal to: the greater of (i) zero and (ii) $10.00 + ($10.00 × Basket Return) *In this scenario, you will lose 1.00% of your principal amount for every 1.00% of negative performance of the Basket, and you will lose some or all of your initial investment. In no case will the Payment at Maturity be less than zero.*
Basket Starting Level	Set equal to 100 on the Trade Date
Basket Ending Level	The Basket Ending Level will be calculated as follows: 100 × [1 + (AUD Return × 1/4) + (CAD Return × 1/4) + (NOK Return × 1/4) + (SEK Return × 1/4)] The AUD Return, CAD Return, NOK Return and SEK Return refer to the Currency Return for the Australian dollar, the Canadian dollar, the Norwegian krone, and the Swedish krona, respectively.
Issuer	Deutsche Bank AG, London Branch
Basket Return	The percentage change in the Basket from the Basket Starting Level to the Basket Ending Level, calculated as follows: $$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$
Currency Return	With respect to each Basket Currency, the percentage change in the relevant Basket Currency from the Basket Currency Starting Level to the Basket Currency Ending Level, calculated as follows: $$\frac{\text{Basket Currency Starting Level} - \text{Basket Currency Ending Level}}{\text{Basket Currency Starting Level}}$$ Because the Currency Return is calculated pursuant to the formula above, the maximum possible Currency Return, and as a result the maximum possible Basket Return, will equal 100%. There is no comparable limit on the negative performance of the Currency Return or the Basket Return. However, in no case will the Payment at Maturity be less than zero.
Basket Currency Starting Level	For each Basket Currency, the Spot Rate on the Trade Date
Basket Currency Ending Level	For each Basket Currency, the Spot Rate on the Final Valuation Date

Spot Rate	For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the Calculation Agent by reference to the Spot Rate definitions set forth in this free writing prospectus under "Spot Rates." The Spot Rate for each Basket Currency is expressed as units of the respective currency per one U.S. dollar.
No Interest Payments	We will not pay you interest during the term of the securities.

Investment Timeline



Trade Date

The Basket Currency Starting Levels are determined. The Basket Starting Level is set to 100.

Maturity Date

The Basket Currency Ending Levels, Currency Return, Basket Ending Level, and Basket Return are determined.

- **If the Basket Return is positive,** Deutsche Bank AG will pay you a cash payment per $10.00 principal amount of securities that provides you with your principal amount plus a return on your investment equal to the Basket Return multiplied by the Participation Rate. Your payment at maturity per $10.00 principal amount of securities will be equal to:

  $10 + ($10 × Basket Return × Participation Rate)

- **If the Basket Return is equal to zero,** Deutsche Bank AG will pay you a cash payment of $10.00 per $10.00 principal amount securities.

- **If the Basket Return is negative,** Deutsche Bank AG will pay you a cash payment that is less than your initial investment of $10.00 per security, resulting in a loss of principal that is proportionate to the percentage decline in the Basket reflected in the negative Basket Return, and equal to:

  the *greater* of (i) zero and (ii) $10 + ($10 x Basket Return)

  Under these circumstances, you will lose some or all of your principal amount.

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF DEUTSCHE BANK AG. IF DEUTSCHE BANK AG WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

---

[1] In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the securities remains the same.
[2] Subject to postponement as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

Your Payment at Maturity will depend on the Basket Return. The following steps are necessary to calculate the Basket Return:

Step 1: Calculate the Currency Return for each of the Basket Currencies.

The AUD Currency Return is the difference between the USD/AUD Basket Currency Starting Level and the USD/AUD Basket Currency Ending Level relative to the USD/AUD Basket Currency Starting Level, expressed as a percentage and calculated as follows:

$$\text{AUD Currency Return} = \frac{\text{USD/AUD Basket Currency Starting Level} - \text{USD/AUD Basket Currency Ending Level}}{\text{USD/AUD Basket Currency Starting Level}}$$

An increase in the value of the Australian dollar relative to the U.S. dollar is expressed as an decrease in the USD/AUD spot rate.

The CAD Currency Return is the difference between the USD/CAD Basket Currency Starting Level and the USD/CAD Basket Currency Ending Level relative to the USD/CAD Basket Currency Starting Level, expressed as a percentage and calculated as follows:

$$\text{CAD Currency Return} = \frac{\text{USD/CAD Basket Currency Starting Level} - \text{USD/CAD Basket Currency Ending Level}}{\text{USD/CAD Basket Currency Starting Level}}$$

An increase in the value of the Canadian dollar relative to the U.S. dollar is expressed as a decrease in the USD/CAD spot rate.

The NOK Currency Return is the difference between the USD/NOK Basket Currency Starting Level and the USD/NOK Basket Currency Ending Level relative to the USD/NOK Basket Currency Starting Level, expressed as a percentage and calculated as follows:

$$\text{NOK Currency Return} = \frac{\text{USD/NOK Basket Currency Starting Level} - \text{USD/NOK Basket Currency Ending Level}}{\text{USD/NOK Basket Currency Starting Level}}$$

An increase in the value of the Norwegian krone relative to the U.S. dollar is expressed as a decrease in the USD/NOK spot rate.

The SEK Currency Return is the difference between the USD/SEK Basket Currency Starting Level and the USD/SEK Basket Currency Ending Level relative to the USD/SEK Basket Currency Starting Level, expressed as a percentage and calculated as follows:

$$\text{SEK Currency Return} = \frac{\text{USD/SEK Basket Currency Starting Level} - \text{USD/SEK Basket Currency Ending Level}}{\text{USD/SEK Basket Currency Starting Level}}$$

An increase in the value of the Swedish krona relative to the U.S. dollar is expressed as a decrease in the USD/SEK spot rate.

Step 2: Calculate the Basket Ending Level.

The Basket Ending Level will be calculated as follows:

$$100 \times [1 + (\text{AUD Return} \times 1/4) + (\text{CAD Return} \times 1/4) + (\text{NOK Return} \times 1/4) + (\text{SEK Return} \times 1/4)]$$

Step 3: Calculate the Basket Return.

The Basket Return is equal to the percentage change in the Basket from the Basket Starting Level to the Basket Ending Level, calculated as follows:

$$\frac{\text{Basket Ending Level} - \text{Basket Starting Level}}{\text{Basket Starting Level}}$$

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to an investment in the securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦ **MARKET RISK; RISK OF LOSS** — The securities differ from ordinary debt securities in that Deutsche Bank AG is not necessarily required to repay the full principal amount. The return on the securities at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Return is positive or negative. If the Basket Ending Level is less than the Basket Starting Level, Deutsche Bank AG will pay you an amount at maturity that is less than your principal amount, resulting in a loss of 1.00% of the principal amount for each 1.00% decline in the Basket Ending Level as compared to the Basket Starting Level. Under these circumstances, you will lose some or all of your principal in an amount that is proportionate to the percentage decline in the level of the Basket but, in no case, will the Payment at Maturity be less than zero. Any payment on the securities, including any repayment of principal, is subject to the creditworthiness of Deutsche Bank AG.

♦ **THE PARTICIPATION RATE APPLIES ONLY IF YOU HOLD THE SECURITIES TO MATURITY** — You should be willing to hold your securities to maturity. If you are able to sell your securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the securities themselves, and the return you realize may be less than the Basket Return even if such return is positive. You can receive the full benefit of the Participation Rate only if you hold your securities to maturity.

♦ **DEUTSCHE BANK AG WILL NOT PAY INTEREST ON THE SECURITIES** — You will not receive interest payments on the securities during the term of the securities.

♦ **RISKS RELATING TO THE CREDIT OF THE ISSUER** — The securities are unsubordinated and unsecured debt obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any repayment of principal, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you may not receive any amounts owed to you under the terms of the securities and you could lose your entire investment.

♦ **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES, OR UBS OR ITS AFFILIATES, IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES** — We or one or more of our affiliates may hedge our foreign currency exposure from the securities by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Spot Rates and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates, or UBS or its affiliates, may also engage in trading in instruments linked to the Spot Rates on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates, or UBS or its affiliates, may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Spot Rates. By introducing competing products into the marketplace in this manner, we or our affiliates, or UBS or its affiliates, could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the securities.

♦ **YOUR MAXIMUM POSSIBLE RETURN ON THE SECURITIES IS LIMITED BECAUSE THE MAXIMUM CURRENCY RETURN IS 100%, WHILE THERE IS NO COMPARABLE LIMIT ON NEGATIVE CURRENCY RETURNS** — For each Basket Currency, the maximum Currency Return will equal 100%, resulting in a maximum possible Basket Return of 100%. Therefore, the return on the securities is capped to 100% multiplied by the Participation Rate of between 150.00% and 180.00% (to be determined on the Trade Date). In addition, because the Currency Return is calculated in this manner, there is no comparable limit on the negative performance of a Basket Currency or resulting negative performance of the Basket Return. Consequently, even if some of the Basket Currencies were to appreciate significantly relative to the U.S. dollar, that positive performance could be offset by a severe depreciation of any of the other Basket Currencies. However, in no case will the Payment at Maturity be less than zero.

♦ **INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES** — You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. Additionally, the Basket Return is based on the Currency Return of each of the Basket Currencies, which is in turn based upon the formulas set forth above. The Currency Returns are dependent solely on such stated formula and not on any other formulas that could be used for calculating currency returns.

♦ **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY** — While the Payment at Maturity described in this free writing prospectus is based on the full principal amount of your securities, the Issue Price of the securities includes the cost of hedging our obligations under the securities through one or more of our affiliates as well as the agent's commission applicable to brokerage account investors. Such hedging cost includes our or our affiliates' expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase securities from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

♦ **GAINS IN THE CURRENCY RETURN OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY RETURN OF OTHER BASKET CURRENCIES** — The securities are linked to the return of the Basket, which is composed of four currencies with equal weightings. The Basket Return will be based on the return of the Basket as a whole. Therefore, positive Currency Returns of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Returns of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The return of the Basket is dependent on the Currency Return of each Basket Currency, which is in turn based upon the formulas set forth above.

♦ **CURRENCY MARKETS MAY BE VOLATILE** — Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your securities in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

♦ **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the return of the Basket Currencies and, consequently, the value of the securities.

♦ **IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Basket Currency Ending Level for each Basket Currency, and therefore, on the return on your securities. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Basket Return using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

♦ **POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE SECURITIES ARE THE SAME LEGAL ENTITY** — Deutsche Bank AG, London Branch is the Issuer of the securities and the calculation agent for the securities. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Return and maintains some discretion as to how such calculations are made, in particular if the Spot Rate for any Basket Currency is not available on the Final Valuation Date. In addition, the Issuer may hedge its obligations under the securities. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the securities or the return of the Basket Currencies.

♦ **SUSPENSIONS OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES** — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the securities.

♦ **LACK OF LIQUIDITY** — The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the securities in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the securities.

♦ **THE PAYMENT FORMULA FOR THE SECURITIES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES** — Changes in the Basket Currencies during the term of the securities before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Basket Return by measuring the percentage change from the Basket Starting Level to the Basket Ending Level, as set forth herein. The Basket Ending Level will be calculated using the sum of the weighted Currency Returns, as described above. The Currency Returns will be calculated only as of the Final Valuation Date. As a result, the Basket Return may be less than zero even if the Basket Currencies moved favorably at certain times during the term of the securities before moving to unfavorable levels on the Final Valuation Date.

♦ **WE AND OUR AFFILIATES OR UBS AG AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE BASKET RETURN TO WHICH THE SECURITIES ARE LINKED AND THE VALUE OF SECURITIES** — We, our affiliates and agents, and UBS AG and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or UBS AG or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Basket Currencies to which the securities are linked.

♦ **ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES** — We expect that, generally, the Spot Rates for the Basket Currencies on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to the return of the Basket Currencies relative to the U.S. dollar. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

   ♦ the expected volatility of the Basket Currencies and the U.S. dollar, as reference currency;

   ♦ the time remaining to maturity of the securities;

   ♦ the exchange rates and the volatility of the exchange rate between each Basket Currency and the U.S. dollar;

   ♦ interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. dollar;

   ♦ a variety of economic, financial, political, regulatory or judicial events;

   ♦ supply and demand for the securities; and

   ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

♦ **HISTORICAL RETURN OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE RETURN OF THE BASKET CURRENCIES DURING THE TERM OF THE SECURITIES** — It is impossible to predict whether any of the Basket Currency Spot Rates will rise or fall. The Spot Rates will be influenced by complex and interrelated political, economic, financial and other factors.

♦ **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the securities. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities or prevents the calculation agent from determining the Basket Return or Payment at Maturity in the ordinary manner, the calculation agent will determine the Basket Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your securities. For example, if the source for the Spot Rate of a Basket Currency is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your securities.

♦ **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain, and the IRS or a court might not agree with the treatment of the securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. In addition, as described below under "What Are the Tax Consequences of an Investment in the Securities?", in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences" and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Return Table and Examples

The following table and examples illustrate the hypothetical payment amount at maturity per $10.00 principal amount of securities for a hypothetical range of Basket Returns and assume a Basket Starting Level of 100.00 and a Participation Rate of 165.00% (the actual Participation Rate will be determined on the Trade Date). The following results are based solely on the hypothetical examples cited. You should consider carefully whether the securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Basket Ending Level	Basket Return	Payment at Maturity ($)	Total Return per $10.00 issue price (%)[1]	Total Return per $9.80 issue price (%)[2]
170.00	70.00%	$21.55	115.50%	119.90%
160.00	60.00%	$19.90	99.00%	103.06%
150.00	50.00%	$18.25	82.50%	86.22%
140.00	40.00%	$16.60	66.00%	69.39%
130.00	30.00%	$14.95	49.50%	52.55%
120.00	20.00%	$13.30	33.00%	35.71%
110.00	10.00%	$11.65	16.50%	18.88%
100.00	**0.00%**	**$10.00**	**0.00%**	**2.04%**
99.00	-1.00%	$9.90	-1.00%	1.02%
90.00	-10.00%	$9.00	-10.00%	-8.16%
80.00	-20.00%	$8.00	-20.00%	-18.37%
70.00	-30.00%	$7.00	-30.00%	-28.57%
60.00	-40.00%	$6.00	-40.00%	-38.78%
50.00	-50.00%	$5.00	-50.00%	-48.98%
40.00	-60.00%	$4.00	-60.00%	-59.18%
30.00	-70.00%	$3.00	-70.00%	-69.39%
20.00	-80.00%	$2.00	-80.00%	-79.59%
10.00	-90.00%	$1.00	-90.00%	-89.80%
0.00	-100.00%	$0.00	-100.00%	-100.00%
-10.00	-110.00%	$0.00	-100.00%	-100.00%
-20.00	-120.00%	$0.00	-100.00%	-100.00%
-30.00	-130.00%	$0.00	-100.00%	-100.00%

*   Because the Currency Return is calculated pursuant to the formula set forth in "Indicative Terms," the maximum possible Currency Return, and as a result the maximum possible Basket Return, will equal 100%. There is no comparable limit on the negative performance of the Currency Return or the Basket Return. However, in no case will the Payment at Maturity be less than zero.

(1) The "total return" is the number, expressed as a percentage, that results from comparing the payment at maturity per $10 principal amount to the issue price of $10 per security for all brokerage account investors.

(2) The "total return" is the number, expressed as a percentage, that results from comparing the payment at maturity per $10 principal amount to the issue price of $9.80 per security, which is the issue price for investors in advisory accounts. See "Supplemental Plan of Distribution" on page 18 of this free writing prospectus.

Hypothetical Examples:

The following payment examples show scenarios for the Payment at Maturity of the securities, illustrating positive and negative Basket Returns and reflecting either correlated or offsetting returns in the different Basket Currencies. The following examples are, like the above, based on the hypothetical Participation Rate of 165.00%, and hypothetical Basket Currency Starting Levels (the actual value of each of which will be determined on the Trade Date) and Basket Currency Ending Levels (which will be determined on the Final Valuation Date), for the Basket Currencies, and the resulting Basket Return. The hypothetical Basket Currency Starting Level and Basket Currency Ending Level values for the Basket Currencies have been chosen arbitrarily for the purpose of illustration only, and should not be taken as indicative of the future return of any Basket Currency. The numbers appearing in the table below have been rounded for ease of analysis.

Example 1:

The positive Currency Return of each of the Basket Currencies relative to the U.S. dollar results in a Basket Return of 40.00%.

Because the Basket Return is 40.00%, the Payment at Maturity is equal to $16.60 per $10.00 principal amount of securities (a return of 66.00% for brokerage account investors and 69.39% for advisory account investors), calculated as follows:

Payment at Maturity = $10.00 + ($10.00 × 40.00% × 165.00%) = $16.60

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Basket Currency Starting Level	Hypothetical Basket Currency Ending Level	Currency Return	Currency Weighting
AUD	0.9105	0.5463	40.00%	1/4
CAD	0.9515	0.5709	40.00%	1/4
NOK	5.4169	3.2501	40.00%	1/4
SEK	6.3383	3.8030	40.00%	1/4

$$\text{Basket Ending Level} = 100 \times [1 + (40\% \times 1/4) + (40\% \times 1/4) + (40\% \times 1/4) + (40\% \times 1/4)] = 140$$

$$\text{Basket Return} = (\text{Basket Ending Level} - \text{Basket Starting Level}) / \text{Basket Starting Level}$$
$$= (140 - 100)/100 = 0.40 = 40.00\%$$

Example 2:

The negative Currency Return of AUD, CAD and NOK and the positive Currency Return of SEK relative to the U.S. dollar result in a Basket Return of -5.00%, and, therefore, a Payment at Maturity of $9.50 per $10.00 principal amount of securities.

Because the Basket Return is -5.00%, the Payment at Maturity is equal to $9.50 per $10.00 principal amount of securities (a return of -5.00% for brokerage account investors and -3.06% for advisory account investors).

$$\text{Payment at Maturity} = \$10.00 + (\$10.00 \times -5.00\%) = \$9.50$$

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Basket Currency Starting Level	Hypothetical Basket Currency Ending Level	Currency Return	Currency Weighting
AUD	0.9105	1.0016	-10.00%	1/4
CAD	0.9515	1.0467	-10.00%	1/4
NOK	5.4169	5.9586	-10.00%	1/4
SEK	6.3383	5.7045	10.00%	1/4

$$\text{Basket Ending Level} = 100 \times [1 + (-10\% \times 1/4) + (-10\% \times 1/4) + (-10\% \times 1/4) + (10\% \times 1/4)] = 95$$

$$\text{Basket Return} = (\text{Basket Ending Level} - \text{Basket Starting Level}) / \text{Basket Starting Level}$$
$$= (95 - 100)/100 = -0.05 = -5.00\%$$

Example 3:

The negative Currency Return of SEK and the positive Currency Return of AUD, CAD and NOK relative to the U.S. dollar result in a Basket Return of -45.00%. Because the SEK depreciates significantly relative to the USD, its depreciation offsets the appreciation of AUD, CAD and NOK, resulting in a Payment at Maturity of $5.50 per $10.00 principal amount of securities.

Because the Basket Return is -45.00%, the Payment at Maturity is equal to $5.50 per $10.00 principal amount of securities (a return of -45.00% for brokerage account investors and -43.88% for advisory account investors), calculated as follows:

$$\text{Payment at Maturity} = \$10.00 + (\$10.00 \times -45.00\%) = \$5.50$$

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Basket Currency Starting Level	Hypothetical Basket Currency Ending Level	Currency Return	Currency Weighting
AUD	0.9105	0.7284	20.00%	1/4
CAD	0.9515	0.7612	20.00%	1/4
NOK	5.4169	4.3335	20.00%	1/4
SEK	6.3383	21.5502	-240.00%	1/4

$$\text{Basket Ending Level} = 100 \times [1 + (20\% \times 1/4) + (20\% \times 1/4) + (20\% \times 1/4) + (-240\% \times 1/4)] = 55$$

$$\text{Basket Return} = (\text{Basket Ending Level} - \text{Basket Starting Level}) / \text{Basket Starting Level}$$
$$= (55 - 100)/100 = -0.45 = -45.00\%$$

Example 4:

The negative Currency Return of each of the Basket Currencies relative to the U.S. dollar results in a Basket Return of -25.00%, and, therefore, a Payment at Maturity of $7.50 per $10.00 principal amount of securities.

Because the Basket Return is -25.00%, the Payment at Maturity is equal to $7.50 per $10.00 principal amount of securities (a return of -25.00% for brokerage account investors and -23.47% for advisory account investors), calculated as follows:

$$\text{Payment at Maturity} = \$10.00 + (\$10.00 \times \text{-}25.00\%) = \$7.50$$

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Basket Currency Starting Level	Hypothetical Basket Currency Ending Level	Currency Return	Currency Weighting
AUD	0.9105	1.2747	-40.00%	1/4
CAD	0.9515	1.1418	-20.00%	1/4
NOK	5.4169	6.5003	-20.00%	1/4
SEK	6.3383	7.6060	-20.00%	1/4

$$\text{Basket Ending Level} = 100 \times [1 + (\text{-}40\% \times 1/4) + (\text{-}20\% \times 1/4) + (\text{-}20\% \times 1/4) +$$
$$(\text{-}20\% \times 1/4)] = 75$$
$$\text{Basket Return} = (\text{Basket Ending Level} - \text{Basket Starting Level}) / \text{Basket Starting Level}$$
$$= (75 - 100)/100 = \text{-}0.25 = \text{-}25.00\%$$

Example 5:

The negative Currency Return of each of the Basket Currencies relative to the U.S. dollar results in a Basket Return of -130.00%, and therefore, a Payment of Maturity of $0.00 per $10.00 principal amount of securities (a 100% loss for both brokerage and advisory account investors).

Because the Basket Return is -130.00%, the Payment at Maturity will be $0.00, calculated as follows:

$$\text{Payment at Maturity} = \text{the } greater \text{ of (i) zero and (ii) } \$10.00 + (\$10.00 \times \text{-}130.00\%)$$
$$= \text{the } greater \text{ of (i) zero and (ii) -}\$3.00 = \$0.00$$

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Basket Currency Starting Level	Hypothetical Basket Currency Ending Level	Currency Return	Currency Weighting
AUD	0.9105	1.2747	-40.00%	1/4
CAD	0.9515	2.4739	-160.00%	1/4
NOK	5.4169	14.0839	-160.00%	1/4
SEK	6.3383	16.4796	-160.00%	1/4

$$\text{Basket Ending Level} = 100 \times [1 + (\text{-}40\% \times 1/4) + (\text{-}160\% \times 1/4) + (\text{-}160\% \times 1/4) +$$
$$(\text{-}160\% \times 1/4)] = \text{-}30$$
$$\text{Basket Return} = (\text{Basket Ending Level} - \text{Basket Starting Level}) / \text{Basket Starting Level}$$
$$= (\text{-}30 - 100)/100 = \text{-}1.3 = \text{-}130.00\%$$

Example 6:

The negative Currency Return of each of the Basket Currencies relative to the U.S. dollar results in a Basket Return of -1.00%, and, therefore, a Payment at Maturity of $9.90 per $10.00 principal amount of securities.

Because the Basket Return is -1.00%, the Payment at Maturity is equal to $9.90 per $10.00 principal amount of securities (a return of -1.00% for brokerage account investors and 1.02% for advisory account investors), calculated as follows:

$$\text{Payment at Maturity} = \$10.00 + (\$10.00 \times \text{-}1.00\%) = \$9.90$$

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Hypothetical Basket Currency Starting Level	Hypothetical Basket Currency Ending Level	Currency Return	Currency Weighting
AUD	0.9105	0.9196	-1.00%	1/4
CAD	0.9515	0.9610	-1.00%	1/4
NOK	5.4169	5.4711	-1.00%	1/4
SEK	6.3383	6.4017	-1.00%	1/4

Basket Ending Level = 100 × [1 + (-1% × 1/4) + (-1% × 1/4) + (-1% × 1/4) + (-1% × 1/4)] = 99

Basket Return = (Basket Ending Level – Basket Starting Level) / Basket Starting Level
= (99 – 100)/100 = -0.1 = -1.00%

* For an initial investment of $1,000, your Payment at Maturity should be multiplied by 100.*

Spot Rates

The Spot Rate for the Australian dollar will be the reciprocal of the Australian dollar / U.S. dollar mid-spot rate at approximately 4:00 p.m. London time, which is expressed as the amount of U.S. dollars per one Australian dollar, for settlement in two business days, reported by the W.M. Company which appears on Reuters Page "WMRSPOT12" (or any successor page) on such date of calculation.

The Spot Rate for the Canadian dollar will be the U.S. dollar /Canadian dollar mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Canadian dollars per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on Reuters Page "WMRSPOT09" (or any successor page) on such date of calculation.

The Spot Rate for the Norwegian krone will be the U.S. dollar / Norwegian krone mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Norwegian kroner per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on Reuters Page "WMRSPOT05" (or any successor page) on such date of calculation.

The Spot Rate for the Swedish krona will be the U.S. dollar / Swedish krona mid-spot rate at approximately 4:00 p.m. London time, expressed as the amount of Swedish kronor per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on Reuters Page "WMRSPOT05" (or any successor page) on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

The following charts show the hypothetical historical performance of the Basket as well as historical individual exchange rates for each of the Basket Currencies against the U.S. dollar. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth above. The daily exchange rates published by Bloomberg may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies. For more information see "Spot Rates" in this free writing prospectus.

The first chart below shows the hypothetical historical performance of the Basket from January 31, 2001 through July 28, 2011, assuming that the Basket Ending Level on July 28, 2011 was 100 and each Basket Currency had a 25% weight in the Basket on that date. The hypothetical basket performance is based on actual aggregated historical data of the Basket Currencies and the chart below is a reflection of this data. The charts following each Basket Currency's exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from January 2, 2001 through July 28, 2011.

These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates or of the historical or future performance of the Basket. We cannot give you any assurance that the Basket Return will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Return is more or less likely to increase or decrease at any time during the term of the securities.

The decline of the exchange rate of any Basket Currency (meaning such Basket Currency strengthens relative to the U.S. dollar) will have a positive impact on the overall Basket Return. The increase of the exchange rate of any Basket Currency (meaning such Basket Currency weakens relative to the U.S. dollar) will have a negative impact on the overall Basket Return. Exchange rate movements in the Basket Currencies may not correlate with each other, and the decrease in the exchange rate (or strengthening) of one Basket Currency relative to the U.S. dollar may be moderated, or more than offset, by lesser decreases or an increase in the exchange rate (or weakening) of the other Basket Currencies relative to the U.S. dollar.

Hypothetical Historical Basket Return



Source: Bloomberg

Past performance is not indicative of future performance.

Australian Dollar
Historical High, Low and Period-End Exchange Rates
January 2, 2001 through July 28, 2011
(expressed as units of Australian. dollars per U.S. dollar)

Australian Dollar	High	Low	Period End
2001	1.7464	2.0938	1.9627
2002	1.7307	1.9790	1.7806
2003	1.3266	1.7822	1.3298
2004	1.2491	1.4754	1.2816
2005	1.2516	1.3822	1.3646
2006	1.2610	1.4253	1.2682
2007	1.0637	1.3029	1.1427
2008	1.0152	1.6642	1.4231
2009	1.0632	1.6003	1.1140
2010	0.9750	1.2396	0.9772
2011 (through July 28, 2011)	0.9024	1.0303	0.9104

USD/AUD Exchange Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Canadian Dollar
Historical High, Low and Period-End Exchange Rates
January 2, 2001 through July 28, 2011
(expressed as units of Canadian dollars per U.S. dollar)

Canadian Dollar	High	Low	Period End
2001	1.6052	1.4902	1.5930
2002	1.6193	1.5035	1.5718
2003	1.5776	1.2840	1.2970
2004	1.4002	1.1718	1.2019
2005	1.2734	1.1428	1.1620
2006	1.1798	1.0930	1.1657
2007	1.1877	0.9058	0.9984
2008	1.3017	0.9712	1.2188
2009	1.3065	1.0207	1.0532
2010	1.0853	0.9926	0.9980
2011 (through July 28, 2011)	1.0058	0.9407	0.9516

USD/CAD Exchange Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Norwegian Krone
Historical High, Low and Period-End Exchange Rates
January 2, 2001 through July 28, 2011
(expressed as units of Norwegian kroner per U.S. dollar)

Norwegian Krone	High	Low	Period End
2001	9.4870	8.5035	8.9632
2002	9.1445	6.9227	6.9370
2003	7.7148	6.6025	6.6652
2004	7.1860	6.0306	6.0805
2005	6.8232	6.0604	6.7442
2006	6.8626	5.9810	6.2356
2007	6.4989	5.2428	5.4372
2008	7.3145	4.9439	6.9538
2009	7.2969	5.5126	5.7935
2010	6.7281	5.5976	5.8218
2011 (through July 28, 2011)	6.0056	5.2174	5.4159

USD/NOK Exchange Rate



Source: Bloomberg

Past performance is not indicative of future performance.

Swedish Krona
Historical High, Low and Period-End Exchange Rates
January 2, 2001 through July 28, 2011
(expressed as units of Swedish kronor per U.S. dollar)

Swedish Krona	High	Low	Period End
2001	11.0445	9.2464	10.4810
2002	10.7675	8.6701	8.6903
2003	8.8197	7.1778	7.1892
2004	7.7837	6.5757	6.6559
2005	8.2849	6.6333	7.9386
2006	7.9855	6.7534	6.8485
2007	7.1359	6.2172	6.4704
2008	8.5286	5.8218	7.8347
2009	9.3309	6.7565	7.1609
2010	8.1372	6.4839	6.7114
2011 (through July 28, 2011)	6.9534	5.9789	6.3373

USD/SEK Exchange Rate



Source: Bloomberg

Past performance is not indicative of future performance.

What Are the Tax Consequences of an Investment in the Securities?

You should review carefully the section of the accompanying product supplement entitled "U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the securities are uncertain, we believe the securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, subject to the possible application of the mark-to-market regime discussed below, you should not recognize taxable income or loss prior to the maturity of your securities, other than pursuant to a sale or exchange. If, however, the IRS were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this free writing prospectus and the accompanying product supplement. The remainder of this discussion assumes that the treatment of the securities as prepaid financial contracts is respected.

Because of the application of certain rules relating to foreign currency instruments under Section 988 of the Internal Revenue Code (the "Code"), your gain or loss on the securities should be treated as ordinary income or loss unless before the close of the day on which you acquire your securities you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations. Although the matter is uncertain, we believe it is reasonable to treat the election under Section 988 as available.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the securities on your books and records on the day you acquire them as being subject to such an election and file the

relevant statement verifying such election with your federal income tax return or (b) obtain "independent verification" of the election. Assuming the election is available, if you make a valid election before the close of the day on which you acquire your securities, your gain or loss on the securities should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the securities for more than one year. The deductibility of capital losses is subject to certain limitations.

It is possible that the securities might be treated as "foreign currency contracts" under the mark-to-market regime of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your securities to market at the end of each year (i.e., recognize income or loss as if the securities had been sold for fair market value). Under this treatment, if applicable, gain or loss recognized on marking to market would be ordinary in character absent a valid election under Section 988 to treat gain or loss on the securities as capital. Assuming the election is available and a valid election is made, gain or loss recognized on marking to market would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your securities.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Legislation enacted in 2010 requires certain individuals who hold "debt or equity interests" in any "foreign financial institution" that are not "regularly traded on an established securities market" to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. If you are an individual, you should consult your tax adviser regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the securities (including the availability of the election under Section 988, possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive or allow as a concession or reallowance to other dealers discounts and commissions of $0.20 per $10.00 principal amount of securities. We will agree that UBS Financial Services Inc. may sell all or part of the securities that it purchases from us to its affiliates at the price to the public indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities, minus a concession not to exceed the discounts and commissions indicated on the cover. The price to the public for all purchases of Securities in brokerage accounts is $10.00 per security. With respect to sales to certain fee-based advisory accounts for which UBS Financial Services Inc. is an investment adviser, UBS Financial Services Inc. will act as placement agent for such sales at an issue price of $9.80 per security and will not receive a sales commission. DBSI, one of the agents for this offering, is our affiliate. In accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc. (FINRA) , DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer. See "Underwriting (Conflicts of Interest)" in the accompanying product supplement.